UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Second Sight Medical Products Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

81362J100
(CUSIP Number)

Gregg Williams
12744 San Fernando Road, Suite 400
Sylmar, CA 91342
(818) 833-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Aaron A. Grunfeld

Law Offices of Aaron A. Grunfeld & Associates

11111 Santa Monica Boulevard, Suite 1840

Los Angeles, California 90025

(310) 788-7577

May 3, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Gregg Williams
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,042,050 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 33,042,050 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,042,050 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 15,625,639 shares of common stock and warrants to purchase 6,802,721 shares of common stock held by Gregg Williams 2006 Trust, a trust of which Mr. Williams is trustee, (ii) 1,484,254 shares held by Williams International Co. LLC, whose manager is Mr. Williams, (iii) 4,358,082 shares held by Sam Williams Family Investments LLC, whose manager is Mr. Williams, and (iv) 4,771,354 shares common stock held by the Sam B. Williams 1995 Generation-Skipping Trust, a trust of which Mr. Williams is trustee.

(2)

Based upon 73,435,195 shares of common stock which is the total of (i) 59,875,717 outstanding as of March 31, 2018 as reported in Issuer’s definitive Proxy Statement filed April 13, 2018, after giving effect to (ii) warrants to purchase 6,802,721 shares of common stock and (iii) the May 3, 2018 purchase of 6,756,757 shares from the Issuer.

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Gregg Williams 2006 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,428,360(3)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 22,428,360(3)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,428,360(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.5% (4)
14.	Type of Reporting Person (See Instructions) OO

(3)

Shares beneficially owned include 15,625,639 shares of common stock and warrants to purchase 6,802,721 shares of common stock, as to which collectively Mr. Williams has sole voting and sole dispositive power.

(4)	Based collectively upon shares of common stock outstanding, as set forth in footnote 2 above.

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Sam Williams Family Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,358,082
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,358,082
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,358,082
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9% (5)
14.	Type of Reporting Person (See Instructions) CO

(5)	Based collectively upon shares of common stock outstanding, as set forth in footnote 2 above Mr. Williams has sole voting and dispositive power for shares held by this Reporting Person.

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Williams International Co. LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,484,254
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,484,254
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,484,254
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%(6)
14.	Type of Reporting Person (See Instructions) CO

(6)	Based upon shares of common stock outstanding as set forth in footnote 2 above; Mr. Williams has sole voting and sole dispositive power of the shares held by this Reporting Person.

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Sam B Williams 1995 Generation-Skipping Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,771,354
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,771,354
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,771,354
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5% (7)
14.	Type of Reporting Person (See Instructions) OO

(7)	Based upon shares of common stock outstanding as set forth in footnote 2 above; Mr. Williams has sole voting and sole dispositive power over the shares held by this Reporting Person.

Explanatory Note: On May 3, 2018, the Gregg G. Williams 2006 Trust and the Sam B. Williams 1995 Generation-Skipping Trust, two trusts for which Gregg G Williams is the trustee (“Purchasers”), and the Issuer entered into a securities purchase agreement (the “Purchase Agreement”), pursuant to which the Issuer, in a private placement, agreed to issue and sell to the Purchasers 6,756,757 shares of common stock in the aggregate (the “Purchase Agreement Shares”) at a price per share of $1.48 for gross proceeds of $10,000,000.36. See Issuer’s Form 8-K filed May 8, 2018 and the Purchase Agreement attached thereto as Exhibit 10.1. The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Second Sight Medical Products Inc., a California corporation (the “Issuer”). The principal executive offices of the Issuer are located at 12744 San Fernando Road, Suite 400, Sylmar, CA 91342.

The Reporting Persons (as defined below) beneficially own 33,042,050 shares of Common Stock (the “Subject Shares”), which number, giving effect to the Purchase Agreement Shares, includes: 26,239,329 shares of Common Stock and warrants to purchase 6,802,721 shares of common stock.

The Subject Shares represent beneficial ownership of approximately 45% of the outstanding shares of Common Stock based on 73,435,195 shares of our common stock outstanding and to shares underlying the warrants referred to in the preceding paragraph.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (f) This statement is being filed by:

(i) Gregg Williams, an individual;

(ii) Gregg G. Williams 2006 Trust, a trust (“Williams Trust”);

(iii) Sam Williams Family Investments LLC, a Michigan limited liability company (“Williams LLC”);

(iv) Williams International Co. LLC, a Michigan limited liability company (“Williams International”); and

(v) Sam B. Williams 1995 Generation-Skipping Trust (“GST” and together with Mr. Williams, the Williams Trust, Williams LLC, and Williams International, the “Reporting Persons”)

(b) The address of the principal business and principal office of each of the Reporting Persons is 2280 E. West Maple Road, P.O. Box 200, Walled Lake, Michigan 48390.

(c) Mr. Williams has been the Chief Executive Officer at Williams International, a leading developer and manufacturer of small gas turbine engines, since April 2005 and has been a member of the Board of Directors of the Issuer since June 2009.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Williams is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Purchase Agreement Shares were acquired with the personal funds of the Reporting Persons.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The Reporting Persons, directly or indirectly through certain affiliates, acquired the shares of the Issuer, including the Purchase Agreement Shares, for investment purposes and not with a view toward or having the effect of directing or changing control over the Issuer. As a result of Mr. Williams’ position since March 2018 as the non-executive Chairman of the Issuer’s Board of Directors and his beneficial share ownership, Mr. Williams may effect a measure of control over the Issuer. Mr. Williams has at all times from immediately prior to and since the initial public offering of the Common Stock in November 2014 been a principal shareholder and director of the Issuer and is a member of the family which co-founded the Issuer.

The Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and they currently expect to continue holding Issuer’s securities for investment. Moreover, they may consider acquiring additional securities of the Issuer in open market and in privately-negotiated transactions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)(i) Gregg Williams is the beneficial owner of an aggregate of 33,042,050 or 45% of the Issuer’s outstanding shares of Common Stock, including warrants to purchase 6,802,721 shares of common stock.

(ii) Gregg G. Williams 2006 Trust is the beneficial owner of an aggregate of 22,428,360 or 30.5% of the Issuer’s shares, including warrants to purchase 6,802,721 shares of Common Stock.

(iii) Sam Williams Family Investments LLC is the beneficial owner of an aggregate 4,358,082 or 5.9% of the Issuer’s shares.

(iv) Williams International Co. LLC is the beneficial owner of an aggregate 1,484,254 or 2.0% of the Issuer’s shares.

(v) GST is the beneficial owner of an aggregate 4,771,354 or 6.5% of the Issuer’s shares

(b) Mr. Williams has power to vote or direct the vote, and sole power to dispose or direct the disposition of the shares and warrants owned by the Reporting Persons.

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

None

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 11, 2018
/s/Gregg Williams
Gregg Williams

GREGG WILLIAMS 2006 TRUST

Date: May 11, 2018	/s/Gregg Williams
By: Gregg Williams
Its: Trustee

SAM WILLIAMS FAMILY INVESTMENTS LLC

Date: May 11, 2018	/s/Gregg Williams
By: Gregg Williams
Its: Manager

WILLIAMS INTERNATIONAL CO. LLC

Date: May 11, 2018	/s/Gregg Williams
By: Gregg Williams
Its: Manager

SAM B WILLIAMS 1995 GENERATION-SKIPPING TRUST

Date: May 11, 2018	/s/Gregg Williams
By: Gregg Williams
Its: Trustee

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